UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of October, 2005
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated October 9, 2005	3 - 4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2005	Cameco Corporation
	By:	"Gary M.S. Chad"
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

Share
Listed	Symbol	web site address:
TSX NYSE	CCO CCJ	www.cameco.com
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco To Sell Shares in Australian Company
Saskatoon, Saskatchewan, Canada, October 9, 2005 . . . . . . . . . . . . . .
Cameco Corporation announced plans today to sell its entire 6.7% interest in Energy Resources of Australia Limited (ERA), a uranium producer listed on the Australian Stock Exchange (ASX).
“We have decided to exit a passive equity investment in ERA and redeploy our resources more strategically into operations where we have greater control and receive production rather than dividends,” said Jerry Grandey, Cameco’s president and CEO. “This transaction gives us additional financial flexibility as we pursue our vision to become a dominant nuclear energy company producing uranium fuel and generating clean electricity.”
With a public float of less than 7%, ERA shares have traded in a range during the last six months that would indicate a value of Cameco’s interest in ERA between $102 million and $213 million. The final amount Cameco receives for its investment may be higher or lower due to investor interest in the ERA shares to be sold and fluctuations in ERA share price and foreign currency exchange rates. Cameco will be required to pay transaction fees and taxes on the final amount which the company expects to receive by December. All dollar amounts in this news release are expressed in Canadian dollars.
Cameco and two other minority ERA shareholders intend to offer their ERA shares for sale after converting their unlisted shares in ERA to listed A class shares prior to the offering. The offering will be made to professional investors in Australia and other jurisdictions. This ERA share sale must meet a number of conditions before it can proceed.
Cameco acquired a 6.45% interest in ERA in 1998 as part of the agreement to purchase Uranerz Exploration and Mining Limited and added a 0.25% interest in 2003. Cameco’s current carrying value for its 12.8 million ERA shares is $18.2 million.
The ERA shares to be sold have not and will not be registered under the US Securities Act of 1933, as amended, and cannot be offered or sold in the United States to any person absent registration or an applicable exemption from registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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Inquiries: Bob Lillie (306) 956-6639
Please note Cameco’s offices are closed on Monday, October 10, 2005 for Canadian Thanksgiving.
However, we will respond to enquiries directed to the contact above.
For more information, see ERA’s news release which is available at www.energyres.com.au

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